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                          December 13, 2022

       Alexander Zwyer
       Chief Executive Officer
       NLS Pharmaceutics Ltd.
       The Circle 6
       8058 Zurich, Switzerland

                                                        Re: NLS Pharmaceutics
Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed December 6,
2022
                                                            File No. 333-268690

       Dear Alexander Zwyer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Howard Berkenblit